AN 3/5/2002



02003054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51125

RECD S.E.C.
FEB 1 9 2002

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/00 (MM/DD/YY) AND ENDING 05/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGLEY HALL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 OAK STREET, SUITE A
(No. and Street)

WESTBOROUGH	MA	01581
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN L. HALL — 508-836-4292
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KARLL, HARVEY E.
(Name — *if individual, state last, first, middle name*)

41 MIDDLE STREET	NEWBURYPORT	MA	01950
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SD 3/28/2002

OATH OR AFFIRMATION

I, STEPHEN L. HALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGLEY HALL SECURITIES, INC., as of 5 NOVEMBER, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STEPHEN HALL AND ALLISON J. HALL 1AK5-1000-0985

STEPHEN L. HALL (ROTH IRA) 1AK5-1000-0984

STEPHEN L. HALL (dba YARRINGTON MGT. COMPANY) 1AK6-1150-4928



Signature

PRESIDENT

Title

Karla A. Allard

Notary Public Karla A. Allard

11/6/01

My commission expires: 3/18/2005

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Higley Hall Securities, Incorporated

Audited Financial Statements

May 31, 2001

CONTENTS

INDEX

*****

***

*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report of Independent Accountant

To the Board of Directors
Higley Hall Securities, Incorporated

I have audited the accompanying statement of financial condition of Higley Hall Securities, Incorporated as of May 31,2001, and the related statements of income, stockholders' equity, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the management of the company. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management of the Company, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Higley Hall Securities, Incorporated as of May 31, 2001 , and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Higley Hall Securities, Incorporated are presented for the purpose of additional analysis and are not required as part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

October 29, 2001

Harvey Karll CPA, P.C.

Higley Hall Securities, Incorporated
Balance Sheet
May 31, 2001

Assets

Current Assets		
Cash - Checking	$ 85.00	
Cash - Money Market	16,546.06	
Deposit-Clearing Account	25,000.00	
Commissions Receivable	3,215.65	
Total Current Assets		**$ 44,846.71**
Fixed Assets		
Total Fixed Assets		**0.00**
Other Assets		
Total Other Assets		**0.00**
Total Assets		**$ 44,846.71**

See Accountant's Audit Report

Higley Hall Securities, Incorporated
Balance Sheet
May 31, 2001

Liabilities & Equity

Liabilities

Current Liabilities		
Accounts Payable	$ 210.59	
Accrued Expenses	2,585.00	
Federal Income Tax Pay	458.00	
State Income Tax Payable	274.00	
Total Current Liab.		**$ 3,527.59**
Long Term Liabilities		
Total Long Term Liab.		**0.00**
Total Liabilities		**3,527.59**
Equity		
Common Stock	5,000.00	
Paid in Capital	34,273.00	
Retained Earnings	(10,197.67)	
Current Earnings	12,243.79	
Total Equity		**41,319.12**
Total Liabilities & Equity		**$ 44,846.71**

See Accountant's Audit Report

Higley Hall Securities, Incorporated
Income Statement
Twelve Months Ended May 31, 2001

		Year To Date	%
Income			
Commissions Income	$	22,557.28	100.0
Less: Clearing Cost		2,690.51	11.9
Net Commissions Income		19,866.77	88.1
General & Administrative Exp. (See Schedule A)		9,097.14	40.3
Net Income/(Loss) From Operations		**10,769.63**	**47.7**
Other Income			
Interest Income		2,388.16	10.6
Total Other Income		**2,388.16**	**10.6**
Net Income/(Loss) Before Taxes		**13,157.79**	**58.3**
Provision for Income Taxes			
Federal Income Taxes		458.00	2.0
State Income Taxes		456.00	2.0
Total Provision for Income Taxes		**914.00**	**4.1**
Net Income	**$**	**12,243.79**	**54.3**

See Accountant's Audit Report

Higley Hall Securities, Incorporated
Income Statement
Twelve Months Ended May 31, 2001

General & Administrative Exp.
(Schedule A)

		Year To Date	%
Automobile Expense	$	48.33	0.2
Bank Charges		80.00	0.4
Business Meals		614.32	2.7
Dues & Subscriptions		645.17	2.9
Insurance		216.72	1.0
Leased Computer		874.26	3.9
Office Expenses		422.07	1.9
Professional Fees		4,025.00	17.8
Regulary Fees		1,355.00	6.0
Taxes Others		85.00	0.4
Telephone		731.27	3.2
Total G & A Expense	**$**	**9,097.14**	**40.3**

See Accountant's Audit Report

HIGLEY HALL SECURITIES, INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
MAY 31, 2001

Beginning Stockholders' Equity	$ 39,273

Ending Stockholders' Equity	$ 39,273

(See Accountant's Audit Report)

HIGLEY HALL SECURITIES, INCORPORATED
STATEMENT OF RETAINED EARNINGS
MAY 31, 2001

Beginning Retained Earnings	$ (8,197.67)
Prior Period Adjustment	(2000.00)
Beginning Retained Earnings, as Adjusted	$ (10,197.67)
Current Years Operations	12,243.79
Ending Reatined Earnings	$ 2,046.12

(See Accountant's Audit Report)

Higley Hall Securities, Incorporated
Statement of Cash Flows
Twelve Months Ended May 31, 2001

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 12,243.79	
Adjustments		
Add:		
Federal Income Tax Pay	458.00	
State Income Tax Payable	274.00	
Less:		
Commissions Receivable	(3,215.65)	
Accounts Payable	(37.41)	
Accrued Expenses	(456.00)	
Cash from Operations		**9,266.73**
Cash Flows - Invested		
Deferred Income Taxes	2,000.00	
Investing Cash Flows		**2,000.00**
Cash Flows - Financing		
Retained Earnings	(2,000.00)	
Financing Cash Flows		**(2,000.00)**
Cash Increase (Decrease)		**9,266.73**
Cash - Beginning of Year		
Cash - Checking	73.66	
Cash - Money Market	32,290.67	
Total Beginning of Year		**32,364.33**
Cash on Statement Date		**$ 41,631.06**

See Accountant's Audit Report

HIGLEY HALL SECURITIES, INCORPORATED
COMPUTATION OF NET CAPITAL
MAY 31, 2001

Net Worth	$ 41,319
Current Capital	41,319
Net Capital (ANC)	$ 41,319
Aggregate Indebtedness (AI)	$ 3,528
AI/ANC	8.54%
Required Capital	5,000
Excess Capital	$ 36,319

(See Accountant's Audit Report)

HIGLEY HALL SECURITIES, INCORPORATED

RECONCILIATION OF AUDITED VS UNAUDITED NET CAPITAL

MAY 31, 2001

Unaudited Net Capital	$ 47,029
Year End Accruals	(5,710)
Audited Net Capital	$ 41,319

(See Accountant's Audit Report)

HIGLEY HALL SECURITIES, INCORPORATED

REPORT ON MATERIAL INADEQUACIES

MAY 31, 2001

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

(See Accountant's Audit Report)

Higley Hall Securities, Inc.

Notes to Financial Statements

For the Year Ended May 31, 2001

A. Organization and Nature of Business:

The Company is a non-clearing Broker-Dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Massachusetts corporation that was formed May 24, 1999 and began operations June 1, 1999.

B. Significant Accounting Policies:

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers cash and highly liquid interest bearing deposits to be cash and cash equivalents.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

C. Clearing Arrangements:

Essentially all customer stock and bond transactions are introduced and will be cleared through Dain Correspondent Services, Inc.. Accordingly, all amounts due to and from customers and all customer account balances will be carried on the books of Dain Correspondent Services, Inc. and will not be presented in these financial statements.

D. Net Capital and Aggregate Indebtedness:

Pursuant to SEC Rule 15c3-1, the Company is required to maintain Net Capital of $ 5,000 or 1/15th of Aggregate Indebtedness, whichever is greater. Aggregate Indebtedness must not exceed Net Capital as those terms are defined by a ratio of more than 15 to 1. At May 31, 2001 the Company had Net Capital of $ 41,319 which exceeded required net capital by $ 36,319 and its ratio of Aggregate Indebtedness to Net Capital was .0854 to 1. 0 as of May 31, 2001.

E. Exemption from Rule 15c3-3

The Company does not collect any customer funds. The Company does not hold any securities for its customers and it clears all transactions with a clearing broker or dealer. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

Higley Hall securities, incorporated

Notes to Financial Statements

For the Year Ended May 31, 2001

(Continued)

F. Common Stock

Common Stock, No Par Value 10,000 Shares Authorized and 1000 Shares Issued and Outstanding	$5,000.00